UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

METAL STORM LIMITED ACN 064 270 006
METAL STORM ACHIEVES TARGET FOR
US DEFENCE CONTRACTOR
Brisbane, Australia — 19 December 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology Company Metal Storm Ltd (ASX-MST) today announced Metal Storm Inc. (MSI) had completed a significant successful test firing for a US defence contractor.
Metal Storm CEO Dr Finniear said MSI had been working through a $US220,000 contract with a major US defence supplier.
“Work has been proceeding on this contract through 2008 and MSI has today successfully completed a significant test firing milestone under this contract,” he said.
“Further details cannot be released at this time due to the confidentiality agreement within the contract.”
The successful US test firing follows a favourable audit of Metal Storm’s 3GL grenade launcher by independent Australian military consultants Nova Defence.
The 3GL three-shot grenade launcher is a world first, being the only 40mm launcher which is light and compact enough to attach as an accessory to an assault rifle, while also providing a three-shot, semi-automatic firing capability.
Dr Finniear said based on the findings of an audit by Nova’s engineering team, man-firing of the 3GL would be conducted in the New Year.
“We can confirm that early in the New Year we expect to qualify the 3GL and ammunition tail for safe man-firing using inert warheads,” Dr Finniear said.
“With the ability to demonstrate man-firing of 3GL, and with full high explosive dual purpose (HEDP) ammunition qualification in sight, we will be able to ramp up the sales process for 3GL in earnest.”
Nova Defence’s Nick Kemp said Metal Storm’s engineers are now close to delivering the 3GL as a qualified, military standard weapon system.

“The 3GL itself was at a more advanced stage of maturity than we had expected, and with appropriate planning and support we believe that the 3GL program objectives are entirely achievable,” he said.
Dr Finniear said Nova made recommendations on engineering process improvements to ensure that once Metal Storm completes the qualification tests, the background documentation and process for those tests would be of a standard acceptable to military forces.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: December 19, 2008	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary